

September 11, 2012

Via E-mail
Mr. Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

> **Re:** **Protective Life Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-11339**

Dear Mr. Bielen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Risks and Uncertainties, page 48

1.   You disclose that interest rate fluctuations or significant and sustained periods of low interest rates could negatively affect our interest earnings and spread income, or otherwise impact our business. Please provide us proposed disclosure to be included in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
3. Significant Acquisitions, page 148

2.   Please provide us proposed revised disclosure to be included in future periodic reports
        that removes the reference to the purchase method with respect to your acquisition of
        United Investors in December 2010. Please refer to ASC Topic 805 that requires the
        application of the acquisition method. In your proposed disclosure please:

        •   Remove reference to the allocation of the purchase price. Under ASC Topic 805,
            assets acquired and liabilities assumed are generally recorded at their fair values.
        •   Indicate that goodwill for your acquisitions represents the excess of the fair value of
            the consideration paid over the fair value of the identified net assets acquired

3.   Please refer to the April 29, 2011 reinsurance transaction under which PLICO reinsured
        substantially all of the life and health business of Liberty Life. Assuming that you
        accounted for this transaction using the acquisition method under ASC Topic 805 as
        opposed to the purchase method as disclosed, please provide us your analysis supporting
        why your accounting treatment is appropriate rather than the accounting for reinsurance
        contracts under ASC 944-40-25-33 through 41.

19. Statutory Reporting Practices and Other Regulatory Matters, page 190

4.   Please provide us proposed revised disclosure to be included in future periodic reports
        that addresses the following:

        •   Revise to comply with ASC 944-505-50-2 and 50-3 or tell us why this disclosure is
            not required. If it is required, also address ASC 944-505-50-6, as applicable.
        •   With respect to your dividend restrictions, revise to comply with Rule 4-08(e)(1) of
            Regulation S-X to disclose the amount of December 31, 2011 consolidated retained
            earnings that is restricted or free of restriction for the payment of dividends to
            Protective Life Corporation's stockholders.
        •   Please disclose the amounts of restricted net assets of Protective Life Corporation's
            subsidiaries as of December 31, 2011. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant